14007358

Received SEC

MAY 30 2014

Washington, DC 20549

AFRICAN DEVELOPMENT BANK

Ref: FTRY/LET/2013/12/001
Date: - 2 APR 2014

Mr. PAUL DUDEK
Chief, Office of International Finance
United States Securities and Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
UINTED STATES OF AMERICA

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2 and 288.4(a), (b) and (c)

In accordance with Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 31 December 2013, which includes, among other things, the African Development Bank's financial statements for the year 2013.

Yours faithfully,

Pierre Van Peteghem
Treasurer

Rapid Poste
Agence Rapid Poste BAD

FORMULAIRE D'EXPEDITION RAPID-POSTE TUNISIE

Numéro d'operation : BAD/FPR Y1/14/000116
Date d'expédition :02/04/2014

Expediteur

Nom : AFRICAN DEVELOPMENT BANK / BANQUE AFRICAINE DE DEVELOPPEMENT
Adresse: BP 323,1002 TUNIS BELVEDERE TUNISIA
Pays : Tunisie / Tunisia
Tel : +216 71 333 511
Fax : +216 71 351 933
E-mail : afdb@afdb.org
Contact expediteur : Miessan Stella / 2906

Destinataire

Organisation :UNITED STATES SECURITIES & EXCHANGE COMMISSION
adresse :FILE DESK / ROOM 1004 450 FIFTH STREET , N.W.
Zip Code :20549
Ville :WASHINGTON DC
Pays :USA
Nom contact : MR PAUL DUDEK, CHIEF, OFFICE OF INTERNATIONAL FINANCE
Tel contact :
Fax Contact :
E-mail :

contenu de l'envoi: DOCUMENTS
reference expediteur: BAD/FPR Y1/ADE1950

NB: le numéro de bordereau doit etre conserve jusqu'à livraison.
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